JPMORGAN INSTITUTIONAL TRUST

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

November 20, 2015

Elisabeth Bentzinger

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Institutional Trust (the “Trust”); File No. 811-21638 –Amendment No. 25

Dear Ms. Bentzinger:

This letter is in response to the comments you provided with respect to the Funds listed on Schedule A (the “Funds”) on Amendment No. 25. Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s next filing relating to its Registration Statement which we anticipate will be in December 2015.

CONFIDENTIAL OFFERING MEMORANDUM (“COM”) COMMENTS

Risk Return Summaries

JPMorgan Core Bond Trust (“Core Bond Trust”) and JPMorgan Intermediate Bond Trust (“Intermediate Bond Trust”)

1.	Comment: The main investment strategies for the Core Bond Trust and Intermediate Bond Trust do not indicate that the Funds maintain a specific duration. Please disclose limitations on each Fund’s duration in the COM or alternatively, disclose that the Funds are not required to maintain a specific duration.

Response: The Risk/Return Summaries disclose each Fund’s strategy with respect to average weighted maturity. Disclosure will be added to the beginning of the average weighted maturity disclosure to indicate that the Funds are not required to maintain a specific duration.

Core Bond Trust

2.	Comment: The Main Risks section indicates that the Core Bond Trust “will be exposed to additional risk to the extent that it uses inverse floaters and inverse IOs.” The Fund’s main investment strategies section does not identify these instruments as part of the Fund’s principal investment strategies. Please add disclosure concerning inverse floaters and inverse IOs to the Fund’s main investment strategies section if the Fund may use such investments as part of its principal investment strategies.

Response: The following disclosure will be added to the Fund’s main investment strategies section:

“The Fund also may invest in inverse floaters and inverse IOs, which are debt securities with interest rates that reset in the opposite direction from the market rate to which the security is indexed.”

JPMorgan Equity Index Trust

3.	Comment: Please include disclosure concerning the types of, and market capitalizations of companies that are included in the Fund’s index. The Fund may indicate that the market capitalization of the index may fluctuate over time. In addition, please disclose that the index may include Mid Cap companies as the prospectus lists Mid Cap Company Risk as principal risk.

Response: The following disclosure will be added to the Fund’s main investment strategies section:

“The S&P 500 Index is an unmanaged index generally representative of the performance of large companies in the U.S. stock market. As of October 30, 2015, the market capitalization range of the companies in the S&P 500 Index was approximately $1.5 billion to $681.5 billion. The market capitalizations of companies in the S&P 500 Index may fluctuate from time to time and may include companies that could be considered mid cap companies.”

4.	Comment: The Risk/Return Summary indicates that the Fund invests at least 80% of the Fund’s Assets “in stocks of companies included in the index or indices identified by the Fund and in derivative instruments that provide exposure to stocks of such companies.” Please explain in correspondence why the disclosure does not name the index. In addition, please indicate whether derivatives are valued at market value or notional value for purposes of the 80% calculation.

Response: The disclosure references the “index or indices identified by the Fund” so that, in the event that shareholders approve a change in the Fund’s investment objective or S&P changes the index name, the 80% test still would reflect the index applicable to the Fund. Currently, the Fund predominantly invests in securities and uses futures that provide exposure to stocks of companies included in the S&P 500 Index on a limited basis for cash management purposes pending investment in equities. To the extent that the Fund has less than 80% of its Assets invested in securities of companies in the S&P 500 Index, the futures will be included for purposes of calculating compliance with the Fund’s 80% test using the notional value of the futures.

More About the Funds

5.	Comment: The Risk/Return Summaries for certain Funds include risks that are not described in the More About the Funds section such as “General Market Risk,” “Foreign Issuer Risk”, “Prepayment Risk,” and “Preferred Stock Risk.” Please also include these risks in the “More About the Funds” section of the COM.

Response: Corresponding risk disclosure will be added to the “More About the Funds” section of the COM.

6.	Comment: The “More About the Funds” section lists “Loan Risk” as an additional risk for the Core Bond Trust. Please also indicate that “Loan Risk” is an additional risk for the Intermediate Bond Trust.

Response: The heading above “Loan Risk” will be revised to indicate that “Loan Risk” is also an additional risk of the Intermediate Bond Trust.

7.	Comment: The “Volcker Rule Risk” disclosure is listed as an Additional Risk for Core Bond Trust. Please confirm whether the “Volcker Rule Risk” should also be listed as a non-principal risk for the other Funds.

Response: “Volcker Rule Risk” will be moved under the heading “Additional Risks for All Funds.”

Subscribing for and Purchasing and Redeeming Fund Shares

8.	Comment: The “Additional information regarding redemptions” disclosure indicates that the Fund reserves the right to pay redemption proceeds in readily marketable securities instead of cash. Please add disclosure that securities received in kind may be subject to market risk until sold and that shareholders may incur costs and taxable gains when converting securities to cash.

Response: The following disclosure will be added: “If you receive a distribution in-kind, securities received by you may be subject to market risk and you could incur taxable gains and brokerage or other charges in converting the securities to cash.”

Investment Practices

9.	Comment: The “Investment Practices” chart lists convertible securities including contingent convertible securities (“CoCos”) as permissible investments for the Funds. Please indicate in correspondence the extent to which the Funds intend to invest in convertible securities including CoCos.

Response: While there is no specific percentage limitation on the amount that the Funds may invest in convertible securities, they are not currently used as part of the Funds’ principal investment strategies. In the event that such securities were used as part of the Funds’ principal investment strategies, disclosure would be added to the Risk/Return Summary.

10.	Comment: The “Investment Practices” chart lists credit default swaps as permissible investments for the Bond Funds. Please indicate in correspondence whether the Funds segregate the full notional amount of the credit default swaps when they sell protection under a CDS.

Response: The Funds would segregate the full notional amount when they sell protection under a credit default swap.

CONFIDENTIAL OFFERING MEMORANDUM SUPPLEMENT COMMENTS

11.	Comment: The chart under “Board of Trustees” does not specify the “as of” date for the ownership of securities by the Trustees. Please include the date for which the information is provided.

Response: Disclosure will be added.

12.	Comment: The Codes of Ethics does not include disclosure concerning the code of ethics for the Funds’ principal underwriter. Please include additional disclosure or confirm in correspondence that the Funds do not have a principal underwriter.

Response: The Funds do not have a principal underwriter.

13.	Comment: Under Financial Statements, please include the business address of PricewaterhouseCoopers LLP as required by Item 19(h)(3) of Form N-1A.

Response: The principal business address will be added.

In connection with your review of Amendment No. 25 to the Registration Statement filed by the Trust on June 26, 2015, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), if any, or changes to disclosure in response to Staff comments, if any, in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1410.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio Assistant Secretary

Schedule A

JPMorgan Core Bond Trust

JPMorgan Intermediate Bond Trust

JPMorgan Equity Index Trust